DEAN

Letter Agreement

June 26, 2008

To: Unified Series Trust
2960 N. Meridian St., Suite 300
Indianapolis, Indiana 46208

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Dean Large Cap Value Fund (the "Fund") pursuant to a Management Agreement approved by the Board of Trustees.

Effective as of April 1, 2008, we hereby agree to waive our fee and/or reimburse Fund expenses, but only to the extent necessary to maintain the Fund's total annual operating expenses, excluding brokerage fees and commissions; borrowing costs (such as interest and dividend expenses on securities sold short); taxes; extraordinary litigation expenses; and any indirect expenses (such as expenses incurred by other investment companies in which the Fund may invest), at 1.50% of the Fund's average daily net assets. This Agreement shall continue in place until such date as the Fund is liquidated, or July 31, 2009, whichever shall be the first to occur.

The fee waiver and expense reimbursements are subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular expense was incurred, provided that the Fund is able to make the repayment without exceeding the 1.50% expense limitation.

Very truly yours,

Dean Investment Associates, LLC

By: [signature]
Stephen M. Miller, President

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By: ______________________
Anthony J. Ghoston, President